GEORESOURCES, INC.

110 Cypress Station Drive, Suite 220

Houston, Texas 77090-1629 Telephone 281-537-9920

January 23, 2009

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Attention:	Anne Nguyen Parker
Douglas Brown

Re:	GeoResources, Inc.
Registration Statement on Form S-3
File No. 333-155681
Filed: November 25, 2008

Ladies and Gentlemen:

We have reviewed your comment letter dated December 16, 2008, relating to the above referenced filing. Below are our responses to the issues raised by the Division of Corporation Finance. Our responses are keyed to your comment letter.

(1) Incorporation of Certain Information By Reference, page 11

We have consulted with the Division of Corporation Finance and it has agreed to waive this comment.

(2) Exhibit Index

We have filed Amendment No. 1 to our Registration Statement on Form S-3 (File No.: 333-155681) including Exhibit 5.1, the Jones & Keller, P.C. Legal Opinion. We will allow sufficient time before requesting acceleration.

In connection with the above responses, we confirm that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please contact me at 281-537-9920.

Sincerely,

/s/ Howard E. Ehler
Howard E. Ehler
Chief Financial Officer

cc:	Frank A. Lodzinski
G. Bret Wonson
Reid A. Godbolt